Data Ref. CESP

02 MAY 21 AM 10: 1

São Paulo, May 9, 2002 CT/FFM/907/2002

02034371

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
USA

Re: Submission Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934
For CESP – Companhia Energética de São Paulo
(82-3691)

SUPPL

Gentleman/Madam:

We are furnishing this letter pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

We are attaching herewith a copy of the Minutes of the Ordinary and Extraordinary General Shareholders´ Meeting of CESP – Companhia Energética de São Paulo, held on April 29, 2002.

PROCESSED
JUN 06 2002
THOMSON
FINANCIAL

Very truly yours,

Valmir Alves Gomes
Relations with the Market Division Manager

dw 5/29

Enclosure: 1

Al. Min. Rocha de Azevedo, 25
01410 – 900 São Paulo – SP
Telefone PABX: (0XX11) 252 3611
Fax : (0XX11) 3258 2445
E- mail : inform@cesp.com.br
Datatexto: 01131930CESP BR

CESP – COMPANHIA ENERGÉTICA DE SÃO PAULO
C.N.P.J. Nr. 60.933.603/0001-78
NIRE 35300011996

OPEN CAPITAL COMPANY

ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS´ MEETING

DATE AND TIME: April 29, 2002, 9:00 a.m. **PLACE**: CESP´s Head Office at Alameda Ministro Rocha Azevedo, 25, Piso Esplanada, São Paulo, SP. **CALL NOTICE**: Notice published on April 10, 11 and 12, 2002 in the newspapers "Diário Oficial do Estado" and "Gazeta Mercantil". **MEMBERS PRESENT**: Shareholders representing over 2/3 of the voting capital, according to signatures in the Shareholders´ Book of Attendance and to paragraph 1 of article 134 of Law Nr. 6,404/76, Guilherme Augusto Cirne de Toledo, Chief Executive Officer, Vicente Kazuhiro Okazaki, Chief Financial Officer and Investor Relations, Ivo Antonio Fuchs, General Accountant, and representives of the Audit Committee and of Arthur Andersen S/C - Independent Accountants. **BOARD**: Chairman – Sílvio Aleixo. Secretary – Paulo Enéas Pimentel Braga. **AGENDA: a)** Report of the Administration and Financial Statements as of the fiscal year of 2001; **b)** Allocation of Results of the fiscal year of 2001 and the non distribution of dividends; **c)** Maintenance of the Special Reserve – 1999, created according to what is provided for in paragraph 5, article 202 of Law Nr. 6,404/76; **d)** Election of the members of the Board of Directors for a new term of office; **e)** Election of the effective and alternate members of the Audit Committee; **f)** Setting of the remuneration of the members of the Executive Committee, Board of Directors and Audit Committee; **g)** Other matters of corporate interest. **CLARIFICATIONS**: **a)** The matters were duly considered by the State Capital Defense Council – CODEC through Opinion Nr. 050/2002 of April 26, 2002; **b)** The summarized minutes were drawn up, as provided for in paragraph 1 of article 130 of Law Nr. 6,404/76. **DELIBERATIONS: a) Report of the Administration and Financial Statements as of the fiscal year of 2001**: the matter resulted **unanimously approved** with the favorable opinions of Arthur Andersen S/C, Board of Directors and Audit Committee of the Company; **b) Allocation of Results of the fiscal year of 2001 and the non distribution of dividends:** the matter resulted **unanimously approved** with the favorable opinions of the Board of Directors and of the Audit Committee of the Company. They approved the non distribution of dividends taking into consideration the negative basis, and also the absorption of the net loss (after the realization of unrealized profit reserve) in the amount of R$ 750,720,927.92, with existing accrued revenues, basing on article 189, sole paragraph of Law Nr. 6,404/76; **c) Maintenance of the Special Reserve – 1999, created according to what is provided for in paragraph 5, article 202 of Law Nr. 6,404/76:** the matter resulted **unanimously approved** with the favorable opinions of the Board of Directors and of the Audit Committee of the Company. Such a Special Reserve was maintained in the amount of R$ 137,568,320.93 that was created on 12.31.1999, in accordance with paragraph 5 of article 202 of the Federal Law Nr. 6,404/76 and approved by the Ordinary General Shareholders´ Meeting held on April 25, 2001, bearing in mind that the events that caused its creation are still valid, meaning the need of a significant amount of funds to honor financial commitments and making of new investments in 2002; **d) Election of the members of the Board of Directors for a new term of office:** the shareholder

Banco do Estado de São Paulo S/A – BANESPA, as a minor shareholder of the Company required, according to paragraph 1, article 141, of Law Nr. 6,404/76, with the alterations made by Law 10,303/2001, the adoption of the multiple vote, according to the "caput" of the aforementioned article. The Chairman, basing on the Shareholders' Book of Attendance, informed the number of votes necessary for the election of each member of the Board, occasion on which he declared met the requirements of paragraph 6 of article 141 of Law 6,404/76. The representative of the shareholder Centrais Elétricas Brasileiras S/A – ELETROBRÁS appointed Mr. Nereu Ramos Neto. The representative of the shareholder Banco do Estado de São Paulo S/A – BANESPA appointed Messrs Gustavo Adolfo Funcia Murgel and Miguel João Jorge Filho. The representative of the shareholder Fazenda do Estado de São Paulo appointed Messrs Mauro Guilherme Jarim Arce, Ruy Martins Altenfelder Silva, Carlos Pedro Jens, Fernando Carvalho Braga, Gustavo de Sá e Silva, Lucia Maria Dal Medico, Luiz de Freitas Bueno, Miguel Carlos Fontoura da Silva Kozma, Nelson Vieira Barreira, Norberto de Franco Medeiros and Sílvio Aleixo, also amending the appointment of Mr. Nereu Ramos Neto due to the resignation of Mr. José Alexandre Nogueira de Resende, within the period of April 8 to 29, 2002. The Board of Directors, elected for a 3 year term of office according to the Bylaws, is now composed as follows: **MAURO GUILHERME JARDIM ARCE**, Brazilian, married, electrical engineer, Identity Card (RG) Nr. 2,550,634, Taxpayer Card (CPF/MF) Nr. 107,894,648-53, resident and domiciled at Rua Canário, 943, apartment 62, São Paulo – SP, **RUY MARTINS ALTENFELDER SILVA**, Brazilian, married, lawyer, Identity Card (RG) Nr. 2,417,826, Taxpayer Card (CPF/MF) Nr. 028,677,108-04, resident and domiciled at Rua Marechal Hastinphilo de Moura, 328-B-5D, São Paulo – SP, **CARLOS PEDRO JENS**, Brazilian, married, civil engineer, Identity Card (RG) Nr. 2,701,036, Taxpayer Card (CPF/MF) Nr. 003,300,198-72, resident and domiciled at Rua Marcos Melega, 150, apartment G3, São Paulo – SP, **FERNANDO CARVALHO BRAGA**, Brazilian, married, economist, Identity Card (RG) Nr. 4,911,744, Taxpayer Card (CPF/MF) Nr. 538,987,458-72, resident and domiciled at Rua Engenheiro Guimarães Valadão, 277, São Paulo – SP, **GUSTAVO DE SÁ E SILVA**, Brazilian, married, economist, Identity Card (RG) Nr. 682,763, Taxpayer Card (CPF/MF) Nr. 003,325,008-10, resident and domiciled at Alameda Jaú, 1817, apartment 11, São Paulo – SP, **LUCIA MARIA DAL MEDICO**, Brazilian, single, entrepreneur, Identity Card (RG) Nr. 3,690,812-5, Taxpayer Card (CPF/MF) Nr. 518,720,648-68, resident and domiciled at Rua Caiováa, 1194, apartment 251, São Paulo - SP, **LUIZ DE FREITAS BUENO**, Brazilian, widower, electrical engineer, Identity Card (RG) Nr. 463,317-9, Taxpayer Card (CPF/MF) Nr. 005,065,408-04, resident and domiciled at Rua Maranhão, 1019, 12nd floor, São Paulo – SP, **MIGUEL CARLOS FONTOURA DA SILVA KOZMA**, Brazilian, married, agronomist, Identity Card (RG) Nr. 7,539,583, Taxpayer Card (CPF/MF) Nr. 007,192,428-00, resident and domiciled at Rua Flávio Queiroz de Moraes, 245, São Paulo – SP, **NELSON VIEIRA BARREIRA**, Brazilian, married, industrial engineer, Identity Card (RG) Nr. 2,527,650, Taxpayer Card (CPF/MF) Nr. 006,760,638-53, resident and domiciled at Rua Itapirapuan, 50, São Paulo – SP, **NORBERTO DE FRANCO MEDEIROS**, Brazilian, married, electrical engineer, CREA 11570/D, Taxpayer Card (CPF/MF) Nr. 005,463,997-20, resident and domiciled at Rua General Urquiza, 155, apartment 501, Rio de Janeiro – RJ, **SÍLVIO ALEIXO**, Brazilian, married, electrical engineer, Identity Card (RG) Nr. 8,290,187, Taxpayer Card (CPF/MF) Nr. 711,695,478-34, resident and domiciled at Rua Dr. Cândido Mota Filho, 521, apartment 54, São Paulo – SP, **NEREU RAMOS NETO**, Brazilian, married, Economist, Identity Card (RG) Nr. 1,914,965, Taxpayer Card (CPF/MF) Nr. 023,703,367-49, resident and domiciled at Rua Alberto Faria, 1137, São Paulo – SP, **GUSTAVO ADOLFO FUNCIA MURGEL**, Brazilian,

bachelor, business administrator, Identity Card (RG) Nr. 8,537,136, Taxpayer Card (CPF/MF) Nr. 074,259,248-03, resident and domiciled at Rua Visconde de Porto Seguro, 1359, São Paulo – SP, **MIGUEL JOÃO JORGE FILHO**, Brazilian, married, journalist, Identity Card (RG) Nr. 3,372,368-0, Taxpayer Card (CPF/MF) Nr. 024,842,858-68, resident and domiciled at Rua Rubens Maragliano, 172, São Paulo – SP. As the representative of the employees, according to Resolution SES/50/91, **FERNANDO JOSÉ TENÓRIO ACOSTA**, Brazilian, married, lawyer, Identity Card (RG) Nr. 7,139,645-7, Taxpayer Card (CPF/MF) Nr. 953,603,608-87, resident and domiciled at Rua Pedro Vilalobos Martim, 194, São Paulo – SP. Their taking over shall obey the requirements, hindrances and procedures foreseen in applicable law, especially articles 145, 146 and 147 of the Corporate Law, and in State Decree Nr. 41,865/97, changed by State Decree Nr. 43,199/98; **e) Election of the effective and alternate members of the Audit Committee**: the representative of the shareholder Fazenda do Estado de São Paulo appointed Fernando Janotti Moreira, José Antonio Xavier and Raimundo Francisco Alencar Melo as effective members and Antonio Carlos Figueiredo, Maria de Fátima Alves Ferreira and José Eduardo Pessini as alternate members. The representative of the shareholder Banco do Estado de São Paulo S/A – BANESPA, using the attributions granted by article 161, paragraph 4, and article 240 of Law Nr. 6,404/76, as a minor shareholder of common shares and holder of preferred shares of the Company, appointed Reginaldo Antonio Ribeiro and Pedro de Carvalho as effective members and Tatiana Malamud and Wilson Luiz Matar as alternate members. The Audit Committee is now composed as follows: **EFFECTIVE MEMBERS: FERNANDO JANOTTI MOREIRA**, Brazilian, married, business administrator, Identity Card (RG) Nr. 5,534,947, Taxpayer Card (CPF/MF) Nr. 791,158,298-04, resident and domiciled at Rua Dr. Rui Batista Pereira, 95, São Paulo – SP; **JOSÉ ANTONIO XAVIER**, Brazilian, married, economist, Identity Card (RG) Nr. 8,503,413, Taxpayer Card (CPF/MF) Nr. 036,215,928-90, resident and domiciled at Rua Edgar de Souza, 102, São Paulo – SP, **RAIMUNDO FRANCISCO ALENCAR DE MELO**, Brazilian, legally separate, lawyer, Identity Card (RG) Nr. 6,321,166, Taxpayer Card (CPF/MF) Nr. 878,556,668-34, resident and domiciled at Rua Bandeirantes, 146, apartment 13, São Paulo – SP; **REGINALDO ANTONIO RIBEIRO**, Brazilian, married, economist, Identity Card (RG) Nr. 18,108,147-7, Taxpayer Card (CPF/MF) Nr. 091,440,778/31, resident and domiciled at Rua Paracatu, 553, apartment 72, São Paulo – SP; **PEDRO DE CARVALHO**, Brazilian, legally separate, accountant, Identity Card (RG) Nr. 6,125,375-3, resident and domiciled at Rua Francisco Leitão, 474, apartment 22, São Paulo – SP. **ALTERNATE MEMBERS: ANTONIO CARLOS FIGUEIREDO**, Brazilian, married, administrator, Identity Card (RG) Nr. 3,145,753-8, Taxpayer Card (CPF/MF) Nr. 057,704,838-49, resident and domiciled at Avenida Giovanni Gronchi, 6675, apartment 21, São Paulo – SP; **MARIA DE FÁTIMA ALVES FERREIRA**, Brazilian, married, business administrator, Identity Card (RG) Nr. 11,766,712-2, Taxpayer Card (CPF/MF) Nr. 022,218,418-32, resident and domiciled at Rua da Menção, 144, apartment 51, São Paulo – SP; **JOSÉ EDUARDO PESSINI**, Brazilian, divorced, business administrator, Identity Card (RG) Nr. 5,674,426-2, Taxpayer Card (CPF/MF) Nr. 815,293,338-49, resident and domiciled at Rua Baronesa de Itú, 821, aprtment 81, São Paulo – SP, **TATIANA MALUMUD**, Brazilian, divorced, lawyer, Identity Card (RG) Nr. 07,670,520-1, Taxpayer Card (CPF/MF) Nr. 003,955,667-03, resident and domiciled at Rua Amador Bueno, 474, 3 A-187, São Paulo – SP; **WILSON LUIZ MATAR**, Brazilian, married, civil engineer, Identity Card (RG) Nr. 9,928,569, Taxpayer Card (CPF/MF) Nr. 042,307,498-99, resident and domiciled at Rua Dr. Falcão Filho, 56, 6th floor, São Paulo – SP. The councilmembers elected shall present a list of documents as required by the Corporate Law and by other rules applicable to the species,

especially those of article 162 of Federal Law Nr. 6,404/76, as well as shall follow what is provided for in State Decree Nr. 43,199/98. Regarding their terms of office, they shall hold their positions until the next Ordinary General Shareholders´ Meeting. It shall be pointed out that when the effective member can not be present in the meeting, the alternate shall participate and shall receive the remuneration of the member substituted; **f) Setting of the remuneration of the members of the Executive Committee, Board of Directors and Audit Committee:** the setting of the monthly remuneration of the members of the Executive Committee, Board of Directors and Audit Committee was **unanimously approved**, as well as a "pro rata temporis" bonus payment in December, that shall be based on the monthly remuneration, according to the values and criteria set by CODEC. The members of the Board of Directors shall receive a remuneration corresponding to 0,1 (one tenth) of the wage received by the Chief Executive Officer of the Company, up to the limit of 2 (two) meetings remunerated per month, as to article 7 of Deliberation CODEC Nr. 01/91. As to the members of the Audit Committee, they shall receive a monthly payment of 0.1 (one tenth) of the monthly average payment of the Directors, limited to one meeting paid per month, and since their presence is confirmed, according to the values set by CODEC. As to the remuneration of the Executive Committee, the guidelines from the State Capital Defense Council shall be obeyed, especially articles 2 to 6 of Deliberation CODEC Nr. 01/91, as well as Official Letter CODEC Nr. 295 of June 5, 1995. We should point out that should any Executive Officer perform simultaneous positions, he shall receive just one payment; **g) Other matters of corporate interest:** the representative of the shareholder Fazenda do Estado de São Paulo recommended that no other economic and financial matter be deliberated, being up to the Executive Committee of the Company to follow the legislation in effect. **CLOSING OF THE MEETING AND DRAWING UP OF THE MINUTES**: as the floor was no longer requested, the Chairman closed the Ordinary and Extraordinary General Shareholders´ Meetings requesting these minutes to be drawn up, that after read and approved were signed by the members and shareholders present, which constitute the majority necessary for the deliberations taken: Sílvio Aleixo – Chairman; Paulo Enéas Pimentel Braga, Secretary; Claudia Polto da Cunha; for Fazenda do Estado de São Paulo; Adriana Paes de Barros Geraldi, for Banco do Estado de São Paulo S.A. – BANESPA; Júlio César Estruc Verbicário dos Santos, for Centrais Elétricas Brasileiras S.A. – ELETROBRÁS; José Francisco Grecco, for Departamento de Águas e Energia Elétrica – DAEE; Sérgio Luiz Marques Cadima, for Banco Nossa Caixa S/A; Teresa Cristina Perri, for AEC – Associação dos Empregados da CESP e da Fundação CESP; Paulo Afonso Artal, individual.

São Paulo, April 29, 2002.

(s)Sílvio Aleixo
Chairman

(s)Paulo Enéas Pimentel Braga
Secretary

Data

São Paulo, May 13, 2002

Ref. CESP

CT/FFM/911/2002

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
USA

02 MAY 21 AM 10: 15

Re: Submission Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934
For CESP – Companhia Energética de São Paulo
(82-3691)

SUPPL

Gentleman/Madam:

We are furnishing this letter pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

We are attaching herewith copies of the Minutes of the Board of Directors´ Meetings - RCAs Nrs. 460, item II, and 463, item V, of CESP – Companhia Energética de São Paulo, held on February 25 and April, 8, 2002, respectively, to be published in the newspapers "Diário Oficial do Estado" and "Gazeta Mercantil" on May 14, 15 and 16, 2002.

Very truly yours,

Valmir Alves Gomes
Relations with the Market Division Manager

Enclosure: 2

Al. Min. Rocha de Azevedo, 25
01410 – 900 São Paulo – SP
Telefone PABX: (0XX11) 252 3611

Fax : (0XX11) 3258 2445
E- mail : inform@cesp.com.br
Datatexto: 01131930CESP BR

CESP - COMPANHIA ENERGÉTICA DE SÃO PAULO
C.N.P.J. 60.933.603/0001-78
NIRE No. 35300011996

ABSTRACT OF THE MINUTES OF THE 460th MEETING OF THE BOARD OF DIRECTORS

On February 25, 2002, at 9:00 a.m., duly called by the President of the Board of Directors, as provided for in Article 18 of the Corporate Bylaws, in the meeting room, at Rua Bela Cintra, 847-10th floor, São Paulo, an Ordinary Meeting of the Board of Directors was held by the below named and signed Board of Directors´ members of CESP - Companhia Energética de São Paulo. Following the legal procedures......., the President of the Board of Directors, Mauro Guilherme Jardim Arce, opened the meeting, justifying the absence of the councilmember Carlos Pedro Jens... Following, the President of the Board of Directors passed on to **item II** of the agenda, **"Bonds operation abroad of US$200 million"**, requesting the presence of the CEO of CESP, Guilherme Augusto Cirne de Toledo, he asked the CFO and Investor Relations, Vicente Kazuhiro Okazaki, to submit the matter basing on the Executive Committee´s Resolution No. 1114/03/1119, of 02.15.2002, and on the Proposal to the Board of Directors, that reads as follows: "PROPOSAL TO THE BOARD OF DIRECTORS. The Company intends to access the international capital markets to raise funds through the issue of notes, under a Medium Term Notes Program, to be structured without the guarantee of the Federal Government, in the amount of US$ 200 million. Such a Program was developed basing on the Resolution Nr. 2,515 and on the Circular Letter Nr. 2,826 of Banco Central do Brasil – BACEN and aims to raise funds to honor the probable exercise of the put option, on 06.26.2002, under the operation of US$ 300 million with J.P.Morgan. The Company asked the National Treasury Secretariat – STN, on 11.12.2001, according to legislation in effect, a preliminary opinion that authorizes the company to access the international capital markets to structure this operation. Such a preliminary opinion was object of the Official Letter STN/COREF/GERFI 5467 dated 12.12.2001. We asked Banco Central do Brasil on 12.26.2001 an authorization to bid national and international financial institutions, aiming at selecting and contracting a Dealer Agent. BACEN, through the Official Letter DECEC/GABIN-2002/016 of 01.25.2002, authorized the company to consult the market about this subject. As of the above mentioned authorization, CESP invited eight financial institutions, with a broad experience in structuring raising operations of funds in the international market, to submit proposals to launch the notes within the Global Medium Term Notes Program, in the amount of US$ 200 million. As a result, we have received five proposals from four financial institutions. After analyzing them, we concluded that the joint proposal from Westdeutsche Landesbank Girozentrale ("WestLB") and Banco Finantia was the one that offered the best conditions, least costs and a firm guarantee to a greater amount of money. The characteristics are the following:

Joint Leaders of the subscription	Westdeutsche Landesbank Girozentrale, London Branch (WestLB) and Banco Finantia
Responsible Leader	WestLB
Type	Medium Term Notes
Amount	US$ 200 million
Currency	US dollars and/or Euros
Placement	US$ 100 million under best efforts
Use of funds	Payment of the put option of JPMorgan/Refinancing of Debts
Term/Final maturity	Three years

Coupon considering present status of the market	11.50% p.a. for the second and third years
Total fees	0.75% on the total amount on income of funds
Foreseen overhead	US$ 393,000.00 (three hundred and ninety-three thousand dollars)
Market	American. Sales will be made to Qualified Institutional Buyers as to Rule 144A
Trustee	Chase Manhattan Trustees Ltd
Principal Paying Agent	Chase Trust Bank, Tokyo
Registrar	Banque Internationale a Luxembourg
Listing	Stock Exchange of Luxembourg

PAYMENT CONDITIONS

Principal	Payment in full at maturity or according to put and call options
Interest	Semi-annually due
Put Option	After 12 months from the issuing date
Call Option	After 12 months from the issuing date
Price when exercising the Put Option	100%
Price when exercising the Call Option	101%
Fees	Simultaneously with the income of funds
Overhead	After the Register of Financial Operation (ROF), with BACEN, and due comprobation, it shall be paid in Reais (R$), except for those expenses incurred abroad that must be paid in foreign currency

We think that the above operation will greatly contribute to the success of Company´s strategies in terms of raising funds to pay short-term debts. Following the legal procedures, the above conditions were submitted to STN to get its definitive favorable opinion for the latter registering of the operation with Banco Central do Brasil. This way, the Executive Committee submits the matter to the approval of the Board of Directors, in accordance with paragraph VII of article 17 of the Bylaws. Guilherme Augusto Cirne de Toledo, CEO". Still with the floor, the CFO and Investor Relations added that the price of the issue will be 99.875%...Put the matter to vote, it resulted unanimously approved. ....

These minutes, after approved were signed by the members of the Board of Directors present. Mauro Guilherme Jardim Arce - President, Ruy Martins Altenfelder Silva, Fernando Carvalho Braga, Fernando José Tenório Acosta, Gustavo de Sá e Silva, José Alexandre Nogueira de Resende, Lívio Antonio Giosa, Lucia Maria Dal Medico, Luiz de Freitas Bueno, Mauro Bragato, Miguel Carlos Fontoura da Silva Kozma, Nelson Vieira Barreira, Norberto de Franco Medeiros and Sílvio Aleixo.

São Paulo, February 25, 2002.

ORIGINAL ASSINADO POR	ORIGINAL ASSINADO POR
(s)Mauro Guilherme Jardim Arce President of the Board of Directors	(s)Lígia Ourives da Cruz Ferreira Executive Secretary of the Board of Directors

CESP - COMPANHIA ENERGÉTICA DE SÃO PAULO
C.N.P.J. No. 60.933.603/0001-78
NIRE Nº 35300011996

ABSTRACT OF THE MINUTES OF THE 463rd MEETING OF THE BOARD OF DIRECTORS

On April 8, 2002, at 9:00 a.m., duly called by the President of the Board of Directors, according to Article 18 of the Bylaws, in the meeting room at Rua Bela Cintra, 847- 10th floor, São Paulo, an Ordinary Meeting was held by the below named and signed members of the Board of Directors of CESP – Companhia Energética de São Paulo. Following the legal procedures ..., the President of the Board of Directors, Mauro Guilherme Jardim Arce, opened the meeting justifying the absence of the Councilmembers Carlos Pedro Jens, Gustavo de Sá e Silva and Luiz de Freitas Bueno. Following, he passed on to **item V** of the agenda **"Recti-ratification of the bonds operation abroad for up to US$300 million",** requesting the Chief Executive Officer of CESP, Mr. Guilherme Augusto Cirne de Toledo, and the CFO and Investor Relations, Mr. Vicente Kazuhiro Okazaki, to submit the matter basing on the Board of Directors Resolution No. 1147/01/1125, of 03.28.2002, and on the Proposal to the Board of Directors.
.....After submitting the matter and clarifying the doubts, the President of the Board of Directors put it to vote, resulting unanimously approved the alteration of the amount of the bonds operation abroad of US$200 million for up to US$ 300 milion, being the put of the additional amount of US$ 100 million under best efforts guarantee. All other conditions approved on 02.25.2002 remain unchanged. ....
These minutes after being approved were signed by the members of the Board of Directors present. Mauro Guilherme Jardim Arce - President, Ruy Martins Altenfelder Silva, Fernando Carvalho Braga, Fernando José Tenório Acosta, Lucia Maria Dal Medico, Miguel Carlos Fontoura da Silva Kozma, Nelson Vieira Barreira, Nereu Ramos Neto, Norberto de Franco Medeiros and Sílvio Aleixo.

São Paulo, April 8, 2002.

ORIGINAL ASSINADO POR

(s)Mauro Guilherme Jardim Arce
President of the Board of Directors

ORIGINAL ASSINADO POR

(s)Lígia Ourives da Cruz Ferreira
Executive Secretary of the Board of Directors

Data

Ref. CESP

02 MAY 21 AM 10: 1

São Paulo, May 14, 2002

CT/FFM/912/2002

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
USA

Re: Submission Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934
For CESP – Companhia Energética de São Paulo
(82-3691)

Gentleman/Madam:

We are furnishing this letter pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

We are attaching herewith the Minutes of the Meeting of the Board of Directors "RCA" nr. 463, item IV, to be published in the newspapers "Diário Oficial do Estado" and "Gazeta Mercantil" on May 15, 2002.

Very truly yours,

p/ Valmir Alves Gomes
Relations with the Market Division Manager

Enclosure: 1

Al. Min. Rocha de Azevedo, 25
01410 – 900 São Paulo – SP
Telefone PABX: (0XX11) 252 3611

Fax : (0XX11) 3258 2445
E- mail : inform@cesp.com.br
Datatexto: 01131930CESP BR

CESP - COMPANHIA ENERGÉTICA DE SÃO PAULO
C.N.P.J. No. 60.933.603/0001-78
NIRE Nº 35300011996

ABSTRACT OF THE MINUTES OF THE 463rd MEETING OF THE BOARD OF DIRECTORS

On April 8, 2002, at 9:00 a.m., duly called by the President of the Board of Directors, according to Article 18 of the Bylaws, in the meeting room at Rua Bela Cintra, 847- 10th floor, São Paulo, an Ordinary Meeting was held by the below named and signed members of the Board of Directors of CESP – Companhia Energética de São Paulo. Following the legal procedures ..., the President of the Board of Directors, Mauro Guilherme Jardim Arce, opened the meeting justifying the absence of the Councilmembers Carlos Pedro Jens, Gustavo de Sá e Silva and Luiz de Freitas Bueno. Following, he passed on to **item IV** of the agenda **"Recti-ratification of the conditions of the 8th Issue of CTEE´s"**, requesting the Chief Executive Officer of CESP, Mr. Guilherme Augusto Cirne de Toledo, and the CFO and Investor Relations, Mr. Vicente Kazuhiro Okazaki, to submit the matter basing on the Board of Directors Resolution No. 1140/02/1124, of 03.21.2002, and on the Proposal to the Board of Directors, that reads as follows: "PROPOSAL TO THE BOARD OF DIRECTORS. Recti-ratification. On the 458th Meeting of the Board of Directors held on January 28, 2002, the company was authorized to make the public issue of CTEEs in the amount of R$ 250,020,000.00 (two hundred and fifty million and twenty thousand reais), as well as to take the necessary steps to contract the Leader, Arranger, Legal Advisory and "Risk Rating Agency", if necessary. Forteen (14) financial entities were invited to submit proposals to work as the Arranger of the process before CVM, they all have a wide broad experience in structuring raising funds operations within the domestic market. We have received only 2 (two) proposals, that we have analyzed and concluded that the one from Banco Santander was the one that offers the best conditions. As the proposal contemplates some different parameters from the previous ones, we submit to the appreciation of the Board of Directors the adjustments made:

CTEE´s

Amount of Issue:	R$ 250,019,831.88;
Put	R$ 250,019,831.88 through a public auction at BM&F, payment in full in domestic currency, with "Firm Guarantee". No discount will be allowed in the auction;
Quantity:	1,205,031 CTEEs, divided into 18 series, being 15 series of 66,946 notes and 3 series of 66,947 notes;
Unit Value:	R$ 207,48 (two hundred and seven reais and forty-eight cents) equivalent to 1 megawatt/hour of the CPFL B-3 Tariff, effective on the issuing date;
Indicative Remuneration:	CDI + 2,5% a.a., basis 252 days;
Remuneration:	a) Physical Redemption: Variation of the